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                                                                  Exhibit (a)(7)

                                                      Contact: Kent W. Hackamack
                                                            Titan Vice President
                                                                      of Finance
                                                   Titan Communications Director
                                                                  (217) 221-4330

                                                               February 24, 1997
FOR IMMEDIATE RELEASE

                  TITAN WHEEL INTERNATIONAL, INC. TO COMMENCE
                       TENDER OFFER FOR ITS COMMON STOCK

Quincy, IL. - Titan Wheel International, Inc. (NYSE: TWI) (the "Company") announced today that it will commence a Dutch Auction tender offer to purchase for cash up to 5,000,000 shares of its issued and outstanding common stock, no par value ("Common Stock"). The tender offer begins tomorrow, Tuesday, February 25, 1997, and will expire, unless extended, at 12:00 Midnight New York City time on March 24, 1997.

Terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal pursuant to which the offer is being made, include a purchase price not greater than $15.00 nor less than $12.50 per share, net to the seller in cash, without interest thereon.

In a Dutch Auction, the Company sets a price range, and holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering shareholders. If the tender offer is oversubscribed, only shares validly tendered at or below the purchase price determined by the Company will be eligible for proration. Subject to applicable law, the Company reserves the right to purchase more than 5,000,000 shares pursuant to the tender offer, but does not currently plan to do so. The tender offer is not conditioned on any minimum number of shares being tendered.

The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record of Common Stock and will also be made available for distribution to beneficial owners of Common Stock.

On February 21, 1997, the closing price of the Common Stock was $13.00 per share.

The pending tender offer is consistent with the Company's plans, announced in May 1996, to repurchase shares of its Common Stock. As of February 21, 1997, the Company had repurchased approximately 1,758,100 shares of its Common Stock and there were 25,476,082 shares outstanding, excluding treasury shares.

The dealer manager for the tender offer is Smith Barney Inc. and the information agent is Georgeson & Company, Inc. Shareholders may obtain further information by calling Georgeson & Company, Inc. at (800) 223-2064.

Titan Wheel International, Inc. is a leading global supplier of mounted tire and wheel systems for off-highway vehicles used in agriculture, construction, mining, military, recreation and grounds care. Titan has manufacturing and distribution facilities throughout the United States and Europe.

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